UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
BY FOREIGN BANKS AND FOREIGN INSURANCE
COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES
AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS
OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Lloyds TSB Bank plc

B.	This is (select one):

☒  an original filing for the Filer
☐   an amended filing for the Filer

C.	Identify the filing in conjunction with which this form is being Filed

Name of registrant Lloyds Banking Group plc and Lloyds TSB Bank plc

Form type F-3/A

File Number (if known) 333-167844 and 333-167844-01

Filed by Lloyds Banking Group plc  and Lloyds TSB Bank plc

Date Filed (if filed concurrently, so indicate) June 29, 2010 and December 22, 2010

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated)

United Kingdom

and has its principal place of business at (Address in full and telephone number)

Lloyds TSB Bank plc, 25 Gresham Street, London EC2V 7HN, Tel: +44 (0)207 626 1500

E.
The Filer designates and appoints (Name of United States person serving as agent) Kevin P. McKendry, Chief U.S. Counsel of Lloyds TSB Bank plc (“Agent”) located at 1095 Avenue of the Americas, New York, New York 10036, telephone: (212) 930 8920 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form (Name of Form) F-3/A filed on (Date) December 22, 2010 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof has been made.

F.
Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934.  Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the application period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.
Each person filing this form undertakes to make available in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of	London	Country of United Kingdom

this	21	day of January 2011 A.D.

Filer:	Lloyds TSB Bank plc

By:

/s/ Simon White
Name: Simon White
Title:

This statement has been signed by the following persons in the capacities on the dates indicated.

Kevin P. McKendry

Title:	Authorized Agent for Service of Process in the United States

By:

/s/ Kevin P. McKendry
Name: Kevin P. McKendry
Title: Chief U.S. Counsel of Lloyds TSB Bank plc

January 24, 2011